WESTERMAN BALL EDERER MILLER & SHARFSTEIN, LLP
170 Old Country Road - Suite 400
Mineola, New York 11501
(516) 622-9200

November 20, 2006

VIA EDGAR ELECTRONIC TRANSMISSION:

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re:	New Generation Holdings, Inc.
Amendment No. 1 to Preliminary Proxy Statement
On Schedule 14A
File No. 0-24623

Annual Report on Form 10-KSB
for the fiscal year ended December 31, 2005, as amended

Quarterly Report on Form 10-QSB
for the periods ended March 31, 2006 and June 30, 2006, as amended

Response Letter Dated November 13, 2006
File No. 0-24623

Plastinum Corp.
Amendment No. 1 to Registration Statement on Form 10-SB
Response Letter Dated November 13, 2006
File No. 0-52128

Ladies and Gentlemen:

On behalf of New Generation Holdings, Inc. ("NGH") and Plastinum Corp. ("Plastinum"), we are pleased to respond to the Comment Letter of the Staff dated November 13, 2006 and received by us on November 17, 2006. Our responses to the Staff’s comments have been numbered to correspond to the sequential numbering of the comments appearing in the Comment Letter attached hereto as Exhibit A.

Comment 1

We will assure that all correspondence has been submitted to EDGAR. Note that our filing agent, Vintage Filing, advised us that they have spoken with the SEC Technical Support Team and claim that the filings were entered under both New Generation Holdings, Inc. and Plastinum Corp. A copy of the submissions is attached hereto as Exhibit B.

Comment 2

Section 1, Exchange of Debt, of the Debt Exchange Agreement dated December 7, 2005, the $753,304 convertible note issued to Jacques Mot may be converted , at the sole option of J. Mot, into (1) Series A Preferred Shares of stock into either the Registrant or (2) its wholly-owned subsidiary, Plastinum, Inc. (formerly New Generation Plastics, Inc. ). The second option, electing to convert into Platinum’s preferred stock, is subject to two separate contingent events occurring (1) the Registrant’s shareholders’ approval of the spin off of Plastinum on or before June 30, 2006 and (2) Plastinum becoming a reporting company under the Securities Exchange Act of 1934. There are no contingency provisions that have to be met in order for J. Mot to convert his note to Series A Preferred Shares of stock of the Registrant. In addition, the terms to convert to NGH Series A Preferred Shares are not based on an observable market or an observable market index.

On July 10, 2006, J Mot exercised his right to convert the convertible note into the Company’s Series A Preferred Shares. Under Section 5 (a) (ii) of the Certificate of Designations, Preferences and Rights of the Series A Preferred Stock, the holder of the preferred stock has the option to convert its shares into common shares of the Company. Should the Company’s shareholders approve the spin off of Plastinum and the increase in the number of authorized NHG common shares, the Series A Preferred Shares will automatically convert into NGH common. By default, as a result of the spin off, Mr. Mot will also receive an equivalent number of Plastinum common shares, as will every other NGH shareholder. The number of shares of Plastinum to be received is solely indexed to the number of shares of NGH owned. The economic substance of the conversion option is the holder of the Series A Preferred will receive NGH common stock.

Based upon the guidance set forth in EITF 01-06, the Registrant has concluded that the embedded conversion option is solely indexed to the Registrant’s own stock as of December 31, 2005 and meets the exception in paragraph 11(a) Statement 133 and is not to be accounted for as a derivative as described in EITF 01-06.

Separately, Accounting Principles Board No. 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants, defines convertible debt securities as those debt securities which are convertible into common stock of the issuer or an affiliated company at a specified price at the option of the holder and which are sold at a price or have a value at issuance not significantly in excess of the face amount1 . Further, EITF 99-1, Accounting for Debt Convertible into Stock of a Consolidated Subsidiary stipulates debt issued by a parent company that is convertible into the stock of a consolidated subsidiary should be accounted for in accordance with Opinion 14 and no portion of the proceeds from the issuance of the debt should be accounted for as attributable to the conversion feature.

___________________________
1 APB No. 14, paragraph 3

2

Since under certain conditions (the Registrant’s shareholders’ approval of the spin off of Plastinum on or before June 30, 2006 and Plastinum becoming a reporting company under the Securities Exchange Act of 1934) the NGH convertible instrument may be converted into shares of the Company’s wholly owned subsidiary, Plastinum Corp., EITF 99-1 does not permit the embedded conversion option to be separated from the debt instrument and accounted for as a derivative instrument by the issuer pursuant to Statement 133.

Based upon APB No. 14 and the guidance set forth in EITF 99-1, the Registrant has concluded that the embedded conversion option and meets the exception in paragraph 11(a) Statement 133 and is not to be accounted for as a derivative.

We propose to add the following language to our disclosure:

In accordance with the provisions of EITF 99-1, Accounting for Debt Convertible into the Stock of a Consolidated Subsidiary , EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock , and EITF 01-6, The Meaning of Indexed to a Company’s Own Stock , the convertible note is accounted for as convertible debt in the accompanying consolidated balance sheet and the embedded conversion option in the convertible note has not been accounted for as a separate derivative.

Comment 3

We agree to revise the financial statements for all applicable comments in connection with the Form 10-QSB for the period ended June 30, 2006.

Comment 4

We will assure that all correspondence has been submitted to EDGAR. Note that our filing agent, Vintage Filing, advised us that they have spoken with the SEC Technical Support Team and claim that the filings were entered under both New Generation Holdings, Inc. and Plastinum Corp. A copy of the submissions is attached hereto as Exhibit B.

Comment 5

The company considered various factors in determining an appropriate allocation of expenses to Plastinum. First, a determination was made of the expenses that were allocable wholly to NGH. It was determined that the only general and administrative expense wholly allocable to NGH was the New York administrative office cost. Second, a determination was made of the expenses that were allocable wholly to Plastinum. These items were comprised of research and development expenses, consulting fees related specifically to the activities of Plastinum, legal expenses related to Plastinum patent work, the Geneva office cost, and certain other general and administrative expenses.

3

After the allocation of the items described above, the company was left with the task of allocating those costs which have no specificity as to the beneficiary. These costs include Mr. Mot’s compensation, consulting fees, professional fees, travel and entertainment expenses, director fees and other expenses.

The first step was for Mr. Mot to estimate the amount of time that was spent on Plastinum related activities versus NGH activities. Along with managing the Plastinum operations [(which had consultants devoted to it on a full time basis)] Mr. Mot was also the primary individual involved in the NGH administrative activities. These activities included the restructuring of NGH, structuring financing for the funding of operations, ongoing communications with NGH investors and creditors, rectifying the deficiencies in NGH’s SEC reporting obligations for the years 2003, 2004 and 2005, listing of NGH’s stock on the OTCBB, and remedying past due filings relating to income and franchise taxes. The company has concluded that, considering the anticipated spin off, Plastinum was a beneficiary of a large portion of these activities. However, the fact that these activities were necessary for the continuance of NGH as an entity cannot be ignored. After the spin off, NGH will be current in all regulatory filings, will be trading on the OTCBB, and will be positioned to pursue other business opportunities. As a result, NGH was also a significant beneficiary of Mr. Mot’s activities. Based on all of the relevant facts and circumstances, Mr. Mot has assessed the time spent on all of the above activities and has concluded that approximately 75% of his efforts were directly beneficial and necessary for the Plastinum operations and ultimate spin off, while 25% directly benefited NGH.

Secondly, we inquired of our professionals as to an estimate of time allocable to Plastinum related activities, as opposed to services rendered as a whole. Based on our inquiries, it was determined that an allocation of 75% of the fees were allocable to Plastinum as the ultimate beneficiary of those services as a result of the spin off.

Thirdly, we needed to allocate a portion of consultant fees incurred, primarily in 2005. The consultants were directly involved with Mr. Mot in the restructuring of the company, the spin off of Plastinum, the continuance of NGH after the spin off, the structuring of financing to fund operations during this period, and other general and administrative matters. We have assessed the applicability of the activities to the operations of NGH and Plastinum and, also considering the allocation of Mr. Mot’s compensation and the professional fees allocation, have concluded that an allocation of 75% of the consultant fees to Plastinum as the ultimate beneficiary is appropriate.

Based on the percentage determinations described above, we have allocated all other items using a 75% allocation to Plastinum as the ultimate beneficiary.

4

While the Company acknowledges that specific identification of common expenses to Plastinum is not practical, the Company has chosen the above method to allocate the common expenses and costs.

Lastly, we have assessed the interest and financing costs and have concluded that they are fully allocable to NGH. These items are comprised primarily of the change in fair value of NGH equity instruments and other items related to NGH equity. All of these items are non-cash items. There is no attribution to Plastinum for these items, and they are not anticipated to be a part of the Plastinum operations as a separate entity.

The Company believes this method used to allocate expenses between NGH and Plastinum is reasonable and in accordance with the guidance provided by Staff Accounting Bulletin Topic 1 B (1) Question 2.

Comment 6

We will revise our financial statements and disclosures for the quarterly period ended June 30, 2006 to comply with all applicable comments written on Form 10-SB.

* * *

On behalf of NGH and Plastinum (the “Companies”), we acknowledge that:

1)    The Companies are responsible for the adequacy and accuracy of the disclosures in their filings;

2)    Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to their filings; and

3)    The Companies may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Alan C. Ederer
Alan C. Ederer, Esq.

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